SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ/MF (Corporate Tax Registration) 02.808.708/0001 -07
NIRE (Companies Registrar) 35.300.157.770
A Publicly-Held Company

Minutes of the Extraordinary General Meeting of Companhia de Bebidas das Américas – AmBev (“Company”), held on June 27, 2006, drawn up in the summary format:

1. Date, Time and Venue: On June 27, 2006, at 10:00 a.m., at the Company’s headquarters located at Rua Renato Paes de Barros 1017, 4º andar (parte), cjs. 41 and 42, Edifício Corporate Park, Itaim Bibi, in the City of São Paulo, State of São Paulo.

2. Call Notice: The call notice was published in the Official Gazette of the State of São Paulo, on (i) June 7, (ii) June 8 and (iii) June 9, 2006, respectively, on pages 9, 16 and 17 and on “Gazeta Mercantil” - Edição Nacional, on: (iv) June 7, (v) June 8 and (vi) June 9, 10 and 11 (wekend edition), 2006, respectively, on pages A-5, A-7 e A-7.

3. Attendance: Shareholders representing 92.84% of the voting capital and shareholders representing 68.69% of the Company’s preferred stock, as evidenced by their signatures in the “Shareholders’ Attendance Book”. The meetings were also attended by the representative of Citigroup Global Markets Inc., responsible for the elaboration of the Appraisal Report regarding the transaction described on item 5.6 below.

4. Presiding Board: Mr. Victório Carlos De Marchi, Chairman, and Paulo Cezar Aragão, Secretary.

5. Resolutions: The following resolutions were taken by shareholders representing more than two-thirds (2/3) of the Company’s voting capital attending the Meeting, with the abstention of those legally impeded from voting . Abstentions and contrary votes have been recorded in each case:

5.1. To authorize the drawing up of the Minutes of these Extraordinary General Meeting in summary format, as well as their publication with the omission of the signatures of the attendant shareholders, pursuant to Article 130 and its paragraphs in Law no. 6,404/76.

5.2. To approve, in substitution of the resolution taken in the Annual and Extraordinary General Meetings held on April 20, 2006, as shown on items (i) and (ii) of the respective Minutes, the issuance of 11,515,060 common shares and 5,275,602 preferred shares, at the price of R$762.73 and R$899.83 per lot of one thousand shares, respectively, which prices were established based on the market value of the shares on January 31st, 2006, according to item III of paragraph 1 of Article 170 of Law No. 6,404/76 (adjusted by the dedution of the amounts paid, subsequently, as interest on own capital). Such shares were fully subscribed, pursuant to the heading of Article 7 of the Brazilian Securities and Exchange Commission Instruction No. 319/99, by the signatories of the Subscription Bulletins which are filed in Company’s headquarters, and paid-in through the partial capitalization of the tax benefit obtained by the Company with the partial amortization of the special premium reserve in the fiscal year of 2005, resulting in an increase of the Company’s capital in the amount of R$13,530,026.66, such capital being increased from R$5,697,215,461.42 to R$5,710,745,488.08.

5.3 To confirm the deliberation taken on April 20, 2006, with respect to the increase of the Company’s capital, in the amount of R$5,846,826.52, due to the capitalization of 30% of the tax benefit obtained by the Company with the partial amortization of the special premium reserve in the fiscal year of 2005, without the issuance of new shares.

5.4. As a result of the resolutions taken under items 5.2 and 5.3 above, to amend the heading of Clause 5 of the Company’s by-laws, which shall, from now on, read as follows, its respective paragraphs remaining unchanged:

“Clause 5 – The Capital Stock is of R$ 5,710,745,488.08, divided into 65,892,864,445 shares, of which 34,510,937,991 are common shares and 31,381,926,454 are preferred shares, without par value”

5.5. To confirm that, as referred in the Extraordinary General Meeting held on April 20, 2006, the remaining shareholders of the Company will be granted the right to subscribe for additional shares at the same price referred to in item 5.2 above, for payment in cash upon subscription, in the proportion of 1 new common or preferred share for each 3,967 common or preferred shares, as the case may be, held on June 27, 2006, allowing the minority shareholder to mantain the same proportion of the Company’s capital after the above mentioned capital increase, without the receipt, by the beneficiary of the premium, of any proceeds. The subscription right may be exercised by the Company’s shareholders within 30 days as of the publication of a Notice to Shareholders, and the Board of Directors is authorized to verify the subscription of the additional shares effectively occurred which exceed the the original subscription described in item 5.2 above, not existing, for this reason, unsubscribed shares to be offered, proceeding with the filing of the relevant resolution with the Commercial Registry (Law No. 6,404/76, Article 166). The shares to be issued will have, in equal conditions to the other shares, all benefits and advantages which shall be declared to all shares in the future.

Shareholders holders of ADRs representing 690,967,200 shares voted for the above mentioned item. Shareholders holders of ADRs representing 3,369,800 shares voted against the above mentioned item. The shareholder Caixa de Previdência dos Funcionários do Banco do Brasil - Previ and shareholders holders of ADRs representing 1,870.100 common shares abstained from voting.

5.6. To ratify, pursuant to Article 256 of Law No. 6,404/76, the execution of the Letter Agreement and the Appraisal Report, regarding the acquisition, by the Company, of 373,520,000 shares of Quilmes Industrial Societé Anonyme (Quinsa) held by Beverage Associates Corp. (BAC), for the amount of U.S.$1,223,915,000, subject to the reduction of up to U.S.$60,000,000, as well as subject to the usual precedent conditions for this type of transaction, including approvals by competent regulatory organizations.

Shareholders holders of ADRs representing 895,857,100 shares voted for the above mentioned item. Shareholders holders of ADRs representing 350,000 shares voted against the above mentioned item. The shareholder Caixa de Previdência dos Funcionários do Banco do Brasil - Previ abstained from voting.

5.7. The above deliberation gives withdrawal rights to shareholders which hold common shares on June 6, 2006, based on the respective equity value as of the balance sheet of December 31, 2005, equal to R$304.03 per lot of thousand shares. The preferred shares shall not have withdrawal rights, due to its liquidity and dispersion.

6. Approval and Closure: Nothing more to be dealt with, these present Minutes were drawn up, and after being read and approved, were signed by the members of the presiding board and shareholders representing the majority that the resolutions taken in these Meetings require. Signatures: Victório Carlos De Marchi, Chairman; Paulo Cezar Aragão, Secretary; Victório Carlos De Marchi, Co-Chairman of the Board of Directors; Matheus M.Villares, representative of Citigroup Global Markets Inc Shareholders: Interbrew International B.V., Represented by Monique Mesquita Mavignier de Lima; AmBrew S.A., Represented by Monique Mesquita Mavignier de Lima; Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficência, Represented by José Heitor Attílio Gracioso and Roberto Herbster Gusmão; Victório Carlos De Marchi; Roberto Herbster Gusmão; José Heitor Attílio Gracioso; Paulo Cezar Aragão; Instituto AmBev de Previdência Privada, Represented by Rodrigo Ferraz Pimenta da Cunha; Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Represented by Melissa Belotto; The Bank of New York – ADR Department, Represented by Renato Mauro Richter; Bell Atlantic Master Trust, Represented by Daniel Alves Ferreira; California State Teachers Retirement Sys, Represented by Daniel Alves Ferreira; Kansas Public Employees Retirement Syst, Represented by Daniel Alves Ferreira; Ford Motor Company Defined Benefit Mast, Represented by Daniel Alves Ferreira; Ontario Municipal Employees Retirement S, Represented by Daniel Alves Ferreira; Aegon/Trans SF I – VK A Intl Alloc, Represented by Daniel Alves Ferreira; The New York State Common Retirement TR, Represented by Daniel Alves Ferreira; Morgan Stanley Inst Fund Inc Active Int A, Represented by Daniel Alves Ferreira; Franklin Templeton Investment Fund, Represented by Daniel Alves Ferreira; Templeton Emerging Markets Fund Inc, Represented by Daniel Alves Ferreira; Templeton Emerging Markets Fund, Represented by Daniel Alves Ferreira; Templeton Developing Markets Trust, Represented by Daniel Alves Ferreira; Templeton Int Emerg Mkts Fund, Represented by Daniel Alves Ferreira; Templeton Emerging Markets Series, Represented by Daniel Alves Ferreira; Templeton Developing Markets Securities, Represented by Daniel Alves Ferreira; Franklin Templeton Tax Class Corp, Represented by Daniel Alves Ferreira; José Pires de Almeida.

I certify that these Minutes are a faithful copy of the deliberations of the Minutes of the books of the Company.

São Paulo, June 27, 2006.

_______________________________________
Paulo Cezar Aragão
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.